

March 11, 2022

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

      Re: Netcapital Inc.
          Registration Statement on Form S-1
          Filed February 14, 2022
          File No. 333-262688

Dear Ms. Kraysler:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   You state that you have entered into an Alternative Trading System (ATS) partnership with a broker-dealer. Please tell us what plans you have to register under Regulation ATS. To the extent you do not intend to register, please provide a detailed legal analysis why you are not required to register or the basis of any exemption you intend to rely on.

2.   Please provide your analysis whether the digital securities or crypto assets which may be held in your investment accounts are "securities" within the meaning of Securities Act Section 2(a)(1). Please also disclose the process you intend to use to make these determinations and any limitations of this process and describe the risks to your business if it is subsequently determined that you engaged in or facilitated transactions in securities that were not in compliance with the federal securities laws. In addition, please add risk

factor disclosure addressing the risks and limitations of your internal policies and procedures for determining whether crypto assets are "securities," including that such determinations are risk-based judgments and are not a legal standard or determination binding on any regulatory body or court.

Prospectus Summary
Our Strategy, page 4

3.   Please clarify in the seventh bullet point whether you intend to conduct primary offerings, secondary offerings, or both via the ATS partnership described on page 32.

Our Business
ATS Partnership, page 32

4.   Please describe the nature and extent of the ATS partnership with the broker-dealer, including:
   • identify the ATS and describe the scope of and material terms of any binding agreements with the ATS;
   • describe how you intend to integrate the ATS with your platform, including how issuers and investors will access the ATS through your platform and the type of transactions that they will be able to conduct;
   • disclose the anticipated timeline to integrate the ATS with your platform, estimated costs, and the sources of funding;
   • discuss here and add risk factors describing integration risks with integrating a third-party ATS to your platform and address whether you will be subject to liability based on your platform's users or the third-party ATS's activities;
   • discuss here and in MD&A how you expect to earn revenues from trades made on the ATS or ancillary services; and
   • please file any binding agreements exhibits or provide your analysis why this not required under Item 601(b) to Regulation S-K.

5.   Please disclose the mechanics of how primary and secondary offerings will be conducted through the portal on the ATS. In this regard, please also:
   • disclose what types of digital securities you intend to allow issuers to offer in this manner;
   • disclose the blockchain on which the ATS operates;
   • disclose any costs related to purchasing or selling digital securities on the ATS and the party that will be responsible for paying these costs; and
   • disclose the amount of time once a buyer and seller are connected that it takes to complete the transaction.

6.   Please disclose the processes for know-your-customer administration, and other processes and policies for ensuring that your customers' and other transactions in digital securities are compliant with the federal securities laws.

7.   Please disclose whether the investor accounts on your platform can or will be able to hold

        digital securities for use on the ATS. If so, please identify these digital securities and describe how users hold digital securities, whether by establishing digital wallets or through other means.

8.   Please disclose the specific digital securities and crypto assets your investment accounts support and state whether investors will be able to use fiat currency to purchase from you the digital securities or crypto assets necessary for transactions on the ATS. In addition, please address the volatility of crypto assets here and in your risk factors section and disclose how you will determine the value of the crypto assets and communicate this information to your customers.

9.   For your primary offerings and for customers engaging in secondary transactions, please disclose the custody arrangements for the digital securities and any other crypto assets, including:
- whether they will be held in individual wallets or in an omnibus account;
- if held in an omnibus account, disclose who holds and controls the omnibus account;
- what portion of the digital securities and any other crypto assets will be held in hot or cold storage and the geographic location where the any crypto assets will be held in cold storage;
- the procedures related to holding the crypto assets of issuers and investors;
- whether any persons (*e.g.*, auditors, etc.) are responsible for verifying the existence of the crypto assets if held by a third-party custodian; and
- whether the custodian has insurance for the loss or theft of the crypto assets.

Government Regulation, page 36

10.   Please substantially expand this section to disclose all applicable regulations you are or will be subject to, including those attributable to your digital securities trading business such as: registration as a Money Services Business with FinCen; compliance with state money transmitter laws; compliance with know-your-customer and anti-money laundering laws; and data privacy and information security regulations.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard Friedman